82-2625

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

03045380

INCORPORATED AS PART OF:

X Schedule A

Schedules B and C

(Place X in appropriate category.)

SUPPL

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
ALDERSHOT RESOURCES LTD.	03/10/31	03/12/23

ISSUER'S ADDRESS
1500 - 885 WEST GEORGIA STREET

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, British Columbia	V6C 3E8	604-682-6722	604-682-6718

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
JOHN C .C CADDY	PRESIDENT AND CEO	604-682-6718

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
jcc4tlx@intergate.bc.ca	Not Applicable

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
[signature]	JOHN C.C. CADDY	03/12/23
[signature]	IAN M. ADAM	03/12/23

(Electronic signatures should be entered in "quotations".)

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
DEC 31 2003
WASH. D.C. SECTION

dlw 1/6

ALDERSHOT RESOURCES LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2003

Aldershot Resources Ltd.

Consolidated Interim Balance Sheets

(Unaudited)

Statement 1

		Oct 31, 2003		Jan 31, 2003
ASSETS				
Current Assets				
Cash	$	**3,905**	$	87,579
Accounts receivable		**1,814**		1,207
Prepaid expense		**19,886**		2,733
		25,605		91,519
Capital Assets *(Note 3)*		**1,942**		721
Resource Properties *(Note 4)*		**188,018**		165,832
	$	**215,565**	$	258,072
LIABILITIES				
Current Liabilities				
Accounts payable	$	**37,380**	$	24,412
Shareholder demand non-interest bearing loan		**20,000**		–
Long-term Liabilities *(Note 5)*		–		–
SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*				
Authorized: 10,000,000 (2002 - Nil) Series "A" Cumulative, Redeemable, Convertible Preferred shares of $1.00 par value each Issued: 744,932 (2002 - Nil)		**744,932**		744,932
Authorized: 500,000,000 (2002 - 500,000,000) common shares of no par value Issued: 6,469,897 (2002 - 6,469,897)		**2,046,014**		2,046,014
Deficit, *Statement 2*		**(2,632,761)**		(2,557,286)
		158,185		233,660
	$	**215,565**	$	258,072

Approved by the Board **Continuing Operations** *(Note 1)*

"John C. C. Caddy" **Director** *"Ian M. Adam"* **Director**

See accompanying notes to Interim Consolidated Financial Statements

Aldershot Resources Ltd.

Consolidated Interim Statements of Loss and Deficit

(Unaudited)

Statement 2

	For the Three Months ended October 31		For the Nine Months ended October 31	
	2003	2002	**2003**	2002
Administrative Expenses				
Amortization	$ **18**	$ 53	$ **231**	$ 160
Bank charges	**55**	83	**178**	131
Finder's fee	–	1,000	–	1,000
Foreign exchange	–	--	–	4,838
(Gain) on debt settlement	–	(91,692)	–	(91,692)
Interest	–	2,898	–	24,773
Management fees	**7,500**	7,500	**22,500**	22,500
Professional fees	**3,909**	3,350	**15,771**	14,352
Regulatory and trust company fees	**4,496**	1,583	**9,852**	9,655
Office, rent, secretarial, administration	**3,824**	1,881	**8,618**	2,748
Shareholder relations	**(1,595)**	6,130	**8,789**	7,944
Travel	**8,297**	--	**9,539**	10,343
Loss for the Period	**26,504**	(67,214)	**75,478**	6,752
Deficit - Beginning of Period	**2,606,257**	2,579,326	**2,557,283**	2,505,360
Deficit - End of Period	**$ 2,632,761**	$ 2,512,112	**$ 2,632,761**	$ 2,512,112

See accompanying notes to Interim Consolidated Financial Statements

Aldershot Resources Ltd.

Consolidated Interim Statements of Cash Flows

(Unaudited)

Schedule 1

	For the Three months ended October 31		For the Nine Months ended October 31	
	2003	2002	**2003**	2002
CASH PROVIDED BY (USED FOR)				
Operating Actiivities:				
(Loss) for the period	$ **(26,504)**	$ 67,214	$ **(75,479)**	$ (6,752)
Items not affecting cash:				
Amortization	**18**	53	**231**	160
(Gain) on debt setlement	–	(91,692)	–	(91,692)
	(26,486)	(24,425)	**(75,248)**	(98,234)
Changes in non-cash working capital	**13,197**	8,493	**(4,787)**	(22,643)
	(13,289)	(15,932)	**(80,035)**	(120,927)
Financing Activities:				
Shareholder loan	**20,000**	–	**20,000**	–
Long-term liabilities	–	(769,534)	–	(731,820)
Share capital - preferred	–	744,932	–	744,932
Share capital - common	–	261,000	–	295,200
	20,000	236,398	**20,000**	308,312
Investing Activities:				
Capital assets	–	–	**(1,453)**	–
Resource property costs	**(16,305)**	(31,005)	**(22,186)**	(39,805)
	(16,305)	(31,005)	**(23,639)**	(39,805)
Increase (Decrease) in Cash	**(9,594)**	189,461	**(83,674)**	147,580
Cash - Opening Balance	**13,499**	37,376	**87,579**	79,257
Cash - Closing Balance	$ **3,905**	$ 226,837	$ **3,905**	$ 226,837

See accompanying notes to Interim Consolidated Financial Statements

1. Nature of Operations and Continuing Operations

Aldershot Resources Ltd. ("the Company"), which commenced operations on October 4, 1996, is engaged in the acquisition, exploration and development of precious gems and mineral properties. These interim consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. As at October 31, 2003, the Company had working capital (deficiency) of ($31,775) (2002 - $213,378) and an accumulated deficit of $2,632,761 (2002 - $2,512,112). The Company's ability to continue as a going concern depends on it ability to successfully raise additional financing. If the Company is unable to obtain additional financing the Company may be forced to realize its assets at amounts significantly lower than the current carrying value.

2 Significant Accounting Policies

(a) Principles of Consolidation

These consolidated statements include the accounts of the Company, which is the accounting subsidiary, and its accounting parent, Can-Dore Diamond Mining Corporation ("Can-Dore").

(b) Resource Properties

The Company capitalizes all acquisition, exploration and development costs by property. The carrying value of pre-production and exploration properties is reviewed periodically and either written-off when it is determined that the expenditures will not result in the discovery of economically recoverable ore reserves or transferred to producing mining property, plant and equipment when commercial development commences.

The recoverability of amounts shown for pre-production and exploration properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to finance the development of the properties and on the future profitable production or proceeds from the disposition thereof.

(c) Capital Assets

The Company's capital assets consist of office and computer equipment and are recorded at cost. Depreciation is computed using the declining balance method at an annual rate of 20% for office equipment and 30% for computer equipment.

2. Significant Accounting Policies (Continued)

(d) Deferred Financing Charges

The Company periodically raises equity to continue its business plans. Cost associated with raising equity are deferred until the funds are raised or there is a high probability that the funds will not be raised.

(e) Foreign Exchange

The Company uses the temporal method of translating foreign currency transactions to Canadian dollars. Under this method, monetary assets and liabilities are translated at the rate in effect at the balance sheet date. Other balance sheet items, revenues and expenses are translated at the rate prevailing on the respective transaction dates. Exchange gains and losses related to current monetary items are included in income. Exchange gains and losses related to non-current monetary items are deferred and amortized over the remaining lives of the monetary items to which they relate.

(f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Capital Assets

Details are as follows:	Cost	Accumulated Depreciation	Net Book Value
October 31, 2003			
Furniture and fixtures	**$ 5,993**	**$ 4,197**	**$ 1,796**
Computer equipment	**1,860**	**1,714**	**146**
	$ 7,853	**$ 5,911**	**$ 1,942**
October 31, 2002			
Furniture and fixtures	$ 4,641	$ 4,075	$ 566
Computer equipment	1,860	1,651	209
	$ 6,501	$ 5,726	$ 775

4. Resource Properties

Details are as follows:		October 31, 2003		October 31, 2002
Terra de Oro Mining Property - Chile				
Acquisition	$	62,803	$	47,805
Engineering evaluation		22,755		16,875
		85,558		64,680
Exploration Licences - Western Australia				
Acquisition and license fee maintenance		102,459		–
Other		1		1
	$	188,018	$	64,681

On March 18, 2003, the Issuer entered into an Option Agreement (the "Option Agreement") with International PBX Ventures Ltd. and its wholly owned Chilean subsidiary, Minera IPBX Ltda. ("International PBX"), which Option Agreement replaces and supersedes a Memorandum of Understanding (the "Memorandum") dated November 28, 2000, whereby International PBX has granted the Company an irrevocable option ("the "Option") to acquire up to a 70% interest in two mining concessions (the "Concessions") located in the Republic of Chile. International PBX is the owner of the Concessions. In order to keep the Concessions in order the Company is required pay to International PBX:

(a) the aggregate amount of US$290,000, of which US$15,000 was paid upon execution of the Memorandum, and the balance is payable as follows:

(i) in order to acquire a 40% interest, the Issuer must pay US$25,000 on or before December 31, 2004;

(ii) in order to acquire an additional 11% interest, the Issuer must pay US$50,000 on or before December 31, 2005; and

(iii) in order to acquire the remaining 19% interest, the Issuer must pay the balance of US$200,000 on or before December 31, 2006;

(b) the issuance of an aggregate of 400,000 Common Shares in the capital stock of the Issuer, of which 100,000 Common Shares were issued on October 21, 2003, with the balance to be issued as follows:

4. Resource Properties (Continued)

(i) in order to acquire a 40% interest, the Issuer must issue an additional 100,000 Common Shares on or before December 31, 2004;

(ii) in order to acquire an additional 11% interest, the Issuer must issue an additional 100,000 Common Shares on or before December 31, 2005; and

(iii) in order to acquire the remaining 19% interest, the Issuer must issue the balance of 100,000 Common Shares on or before December 31, 2006.

(c) incur expenditures up to a maximum aggregate amount of US$1,180,000 for the development of the concessions as follows:

(i) in order to acquire a 40% interest, US$80,000 on or before December 31, 2004, of which $18,300 has been incurred to date,

(ii) in order to acquire an additional 11% interest, an additional US$200,000 on or before December 31, 2005;

(iii) in order to acquire the remaining 19% interest, an additional US$300,000 before December 31, 2006 and a further US$600,000 on or before December 31, 2007.

In December, 2002, the Company signed a letter of intent (the"LOI") with Ripplesea Pty. Ltd. ("Ripplesea") with respect to seven exploration licenses in Western Australia. Under the terms of the LOI, the Company has paid $102,459 to reimburse costs expended to date, including maintaining the licenses in good standing, and to acquire a 50% interest in the licenses. The Company will increase its interest to 75% upon the completion of a bankable feasibility study on any projects within the area covered by the licenses. The Company will manage the projects and must keep all licenses in good standing. In event that any license is deemed to have no value, the Company and Ripplesea may mutually agree to drop the license. Neither the Company nor Ripplesea will be able to re-stake the license area for a period of three years thereafter.

5. Long-term Liabilities

During the year ended January 31, 2003, the Company reclassified certain of its liabilities as long-term liabilities in anticipation of a shares for debt settlement. This settlement was concluded on September 3, 2002, at which time these liabilities totalled $867,310, and included $257,064 due to a director and officer. The Company has settled these debts by issuing 744,932 Series "A" Cumulative, Redeemable, Convertible Preferred shares for a value of $744,932 and making a cash payment of $30,000 to retire the remaining $122,938. (See Note 6(c)).

6. Share Capital

(a) Authorized Share Capital: 500,000,000 (2002 - 500,000,000) common shares with no par value

6. Share Capital (Continued)

(b) Issued Share Capital

	October 31, 2003		October 31, 2002	
	Shares	**Amount**	Shares	Amount
Opening balance	**6,469,897**	**$ 2,046,014**	3.5179e+30	$ 1,750,814
Issued for cash	–	–		250,000
Issued for mineral property	–			10,000
Issued as a finder's fee	–	–		1,000
Issued in settlement of debt	–	–		34,200
Closing balance	**6469897**	**$ 2,046,014**	6469897	$ 2,046,014

(c) Preferred Shares

The Company has authorized Series "A" Cumulative, Redeemable Convertible Preferred share capital of 10,000,000 shares of $1.00 par value each. During the year ended January 31, 2003, the Company issued 744,932 of these shares in retirement of long-term debt. These shares carry a 10% dividend and are convertible to common shares at the ratio of one preferred share for four common shares. They are not convertible for the first 12 months and, thereafter, 25% may be converted every 12 months. The Company can, at any time, redeem all, but not less than all, of the preferred shares at a price of $1.00 per share. The Company will also issue shares in payment of all outstanding dividends, declared and undeclared.

At October 31, 2003, undeclared dividends of $85,463 (2002 - $10,970) were due to the holders of these shares.

(d) Options and Warrants Outstanding

As at October 31, 2003 there were 640,000 (2002 - Nil) share purchase options outstanding exercisable at $0.10 per share. As at October 31, 2003 there were 3,500,000 (2002 - 3,500,000) share purchase warrants outstanding. 1,000,000 share purchase warrants exercisable at $0.20 per share expire subsequent to October 31, 2003.

2,500,000 share purchase warrants are exercisable at $0.15 per share until October 21, 2004. On October 21, 2003, the exercise price of these share purchase warrants increased from $0.10 per share to $0.15 per share.

7. Income Taxes

The Company has non-capital losses for income taxes totalling approximately $1,156,000 which, under certain terms and conditions, may be carried forward and applied to reduce future taxable income. The potential benefit associated with these losses is not reflected in these interim consolidated financial statements.

8 Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements consist of:

(a) management fees of $22,500 (October 31, 2002 - $22,500) paid to a director and officer of the Company.

(b) undeclared dividends of $29,492 (October 31,2002 - 3,786) due to a director and officer of the Company,

(c) consulting fees of $5,000 (October 31, 2002 - Nil) paid to a director of the Company,

(d) interest charges of $Nil (October 31, 2002 - $6,800) paid or credited to a director of the Company,

(e) undeclared dividends of $20,404 (October 31, 2002 - 2,619) due to a director of the Company.

9. Financial Instruments

(a) Fair values

The Company's financial instruments include cash, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates carrying values due to the short-term to maturity of the financial instruments and similarity to current market prices. The Company estimates the fair value of its notes payable using discounted cash flows assuming a borrowing rate equal to prime rate plus 6%. The fair value is not significantly different from the carrying value.

(b) Financial risk

The financial risk to the Company is the risk that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

10. Subsequent Event

On November 12, 2003, the Company filed a Short Form Offering Document with the TSX Venture Exchange with respect to the issue of 4,000,000 Units at $0.13 per Unit. Each Unit consists of one common share and one-half share purchase warrant, with two warrants to purchase one additional common shares at $0.15 per share for a period of eighteen months from the closing day of November 27, 2003. The Company has engaged an agent to facilitate the offering. The agent was paid a 10% cash commission and was granted an option to purchase 600,000 Units at $0.13 per Unit for a period of eighteen months from the closing day. The financing netted the Company, after commissions and fees, a total of $444,975.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

___ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
ALDERSHOT RESOURCES LTD.	03/10/31	03/12/23

ISSUER'S ADDRESS
1500 - 885 WEST GEORGIA STREET

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, British Columbia	V6C 3E8	604-632-9881	604-632-9880

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
JOHN C.C. CADDY	PRESIDENT AND CEO	604-632-9880

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
jcc4tlx@intergate.bc.ca	Not Applicable

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
	JOHN C. C. CADDY	03/12/23

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
	IAN M. ADAM	03/12/23
(Electronic signatures should be entered in "quotations".)		

12

SCHEDULE "A"

Financial Information

Attached are the unaudited interim consolidated financial statements of Aldershot Resourcec Ltd. as of October 31, 2003

SCHEDULE "B"

Supplementary Information
Quarterly Period ended October 31, 2003

1. FOR THE CURRENT FISCAL YEAR TO DATE

Breakdown, by major category, of those expenditures and costs which are included in deferred costs, exploration and development costs, cost of sales, and general and aministrative expenses set out on Schedule "A".
State the aggregate amount paid to parties not at arms length from the issuer: See Note 8 to attached Schedule "A"

(a) Deferred costs:	None
(b) Exlporation and development costs:	See Note 4 to attached Schedule "A"
(c) Cost of sales:	None
(d) General and administrative expense	See Statement 2 to attached Schedule "A"
(e) Related party traansactions:	See Note 8 to attached Schedule "A"

2. FOR THE QUARTER UNDER REVIEW:

(a) Summary of securities issed during the period, including date of issue, type of security, type of issue, number, price, total poceeds, type of consideration and commissions paid:	None
(b) Summary of options granted, including date, number, exercise price and expiry date:	None

3. AS AT THE END OF THE QUARTER:

(a) Particulars of authorized capital and summary of shares issued and outstanding:
See Note 6(a) to attached Schedule "A" re number of common shares issued and outstanding.
See Note 6(c) to attached Schedule "A" re number of Series "A" Cumulative, Redeemble, Convertible Preferred shares issued and outstanding.

(b) Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date:

Directors' Stock Options:	See Note 6(d) to attached Schedule "A"
Warrants:	See Note 6(d) to attached Schedule "A"

(c) Total number of shares in escrow or subject to pooling:

Escrow:	None
Pool:	None

(d) List of directors:

Ian M. Adam
Robert Andrews
John C.C. Caddy
Michael Clements
Jack L. Pearl

(e) List of officers:

John C.C. Caddy - President and CEO
Ian M. Adam - Secretary and CFO

SCHEDULE "C":
Management Discussion and Analysis
Period Ended: October 31, 2003

1. General Introduction

Aldershot Resources Ltd. (the "*Issuer*" or the "*Company*") was incorporated on September 8, 1987 under the name "*Quattro Resources Ltd.*" pursuant to the *Company Act* (British Columbia) by the registration of its Memorandum and Articles. Effective October 31, 2001, its name was changed to "*Aldershot Resources Ltd.*"

The address of the registered and records office and the address for service of the Issuer is Suite 501, Terminal City Club Tower, 837 West Hastings Street, Vancouver, BC, V6C 3N6. The business address of the Issuer is Suite 1500, 885 West Georgia Street, Vancouver, BC, V6C 1V5.

The Issuer's principal business is the exploration and development of resource properties. The Issuer is continually investigating new exploration opportunities. Mineral exploration is carried out on properties identified by management of the Issuer as having favourable exploration potential.

2. Description of Business

The Issuer's is engaged in the exploration and development of resource properties located in Chile and Western Australia. The Issuer has two key properties; being: (1) an iron oxide hosted copper gold (IOCG) type of target found in the Copiapo Copper Belt area of Chile's Region III; and, (2) seven exploration licences in the East Kimberley region of Western Australia. All of the Issuer's properties are in the exploration stage.

Management is confident that the Company possesses excellent prospects for becoming a profitable enterprise, with the resultant return to the Company's shareholders.

Discussion of Operations and Financial Condition

Resource Properties Material to the Company

The Company's assets are discussed in the following paragraphs in some detail and the material terms of any acquisition or disposition made during the period under review and subsequently, are fully disclosed:

Chilean Mining Property

On March 18, 2003, the Issuer entered into an Option Agreement (the "*Option Agreement*") with International PBX Ventures Ltd. and its wholly owned Chilean subsidiary, Minera IPBX Ltda. ("*International PBX*"), which Option Agreement replaces and supersedes a Memorandum of Understanding (the "*Memorandum*") dated November 28, 2000, as amended on February 28, 2001, May 31, 2001, October 4, 2001 and February 22, 2002. Pursuant to the terms of the Option Agreement, International PBX granted to the Issuer the sole and exclusive right and irrevocable option to acquire up to a 70% interest in and to five copper and gold exploration and mining concessions covering approximately 1,000 hectares of land, which are known as the Lomitas and Cortez prospects (the "*Chile Concessions*"), as more particularly described as follows:

Name of Concession	Area
San III	100 ha
San IV	100 ha
Jackie XXI	300 ha
Jackie XXII	300 ha
Jackie XXVI	200 ha

The Chile Concessions are located in the Chanarcillo District in the Republic of Chile.

The Chile Concessions are the subject of a Geological Report prepared by B.J. Price Geological Consultants Inc., ("*BJP*") of Vancouver, BC, dated September 20, 2001 (the "*Chile Report*"). A complete copy of the Chile Report is available online by accessing it at www.sedar.com.

The Issuer has not yet commenced an exploration program on the Chile Concessions, although it did commission an engineering evaluation of the Chile Concessions. A Phase I exploration program has been recommended by BJP, which is expected to be carried out by the Issuer during the next 12 months. Details of the program may be inspected in the relevant section of the Chile Report.

The principals of International PBX are at arm's length to the Company.

Pursuant to the terms of the Option Agreement, as consideration for the Chile Concessions, the Issuer agreed to pay to International PBX the following:

(a) the aggregate amount of US$290,000, of which US$15,000 was paid upon execution of the Memorandum, and the balance is payable as follows:

(i) in order to acquire a 40% interest, the Issuer must pay US$25,000 on or before December 31, 2004;

(ii) in order to acquire an additional 11% interest, the Issuer must pay US$50,000 on or before December 31, 2005; and

(iii) in order to acquire the remaining 19% interest, the Issuer must pay the balance of US$200,000 on or before December 31, 2006;

(b) the issuance of an aggregate of 400,000 Common Shares in the capital stock of the Issuer, of which 100,000 Common Shares were issued on October 21, 2003, with the balance to be issued as follows:

(i) in order to acquire a 40% interest, the Issuer must issue an additional 100,000 Common Shares on or before December 31, 2004;

(ii) in order to acquire an additional 11% interest, the Issuer must issue an additional 100,000 Common Shares on or before December 31, 2005; and

(iii) in order to acquire the remaining 19% interest, the Issuer must issue the balance of 100,000 Common Shares on or before December 31, 2006.

(c) incur expenditures up to a maximum aggregate amount of US$1,180,000 for the development of the concessions as follows:

(i) in order to acquire a 40% interest, US$80,000 on or before December 31, 2004, of which $18,300 has been incurred to date,

(ii) in order to acquire an additional 11% interest, an additional US$200,000 on or before December 31, 2005;

(iii) in order to acquire the remaining 19% interest, an additional US$300,000 before December 31, 2006 and a further US$600,000 on or before December 31, 2007.

Provided that the Issuer has acquired a 51% interest in the Chile Concessions, the parties may enter into a joint venture, at the sole discretion of the Issuer, whereby the Issuer would be appointed as the operator and the parties would participate on a pro-rata basis in all financing programs.

The Chile Concessions are situated 730 kilometres north of Santiago and 75 kilometres south of Copiapo, Region III, Chile and consist of five surveyed mining concessions.

The San III, San IV and Jackie XXVI are located in the Las Lomitas Zone and the Jackie XXI and Jackie XXII are located in the Cortez Zone.

The Chile Concessions are registered in the name of Minera IPBX Limitada, a wholly owned Chilean subsidiary of International PBX.

Western Australian Mining Property

On December 6, 2002, the Company entered into a letter of intent with Ripplesea Pty Ltd ("Ripplesea") of Perth, Western Australia, in respect of seven exploration licences in the East Kimberley region of Western Australia (E80/2924-2930) (the "*Aldershot Tenements*"). The tenements cover approximately 900 square kilometres and are prospective for orthomagmatic nickel-copper-platinum group element (Ni-Cu-PGE) mineralization and epigenetic gold mineralization within Proterozoic rocks of the Halls Creek Orogen (the "HCO"). The seven exploration licences are treated as four separate project areas as follows:

Name of Concession	**Area**
Ruby Plans Project	(3 exploration licenses totaling 17 graticular blocks – 486 sq.km.)
McKenzieBore Project	(1 exploration license totaling 10 graticular blocks – 29 sq.km.)
The Black Duck Project	(2 exploration license totaling 83 graticular blocks – 237 sq.km.)
Cork Wood West Project	(1 exploration license totaling 51 graticular blocks – 146 sq.km.)

Pursuant to a Letter of Intent dated December 6, 2002, the Issuer acquired from Ripplesea Pty Ltd. (the holding company of Orbital Research Exploration Pty Ltd.) of Perth, Western Australia, a 50% interest in seven exploration licences in the East Kimberley region of Western Australia, in consideration for A$100,000. The A$100,000 funds were applied in acquiring the exploration licenses including preliminary data used for the purposes of describing their potential value. The Issuer also has the right to earn an additional 25% interest, for a total 75%, if the Issuer funds all exploration, as per the requirements of the Western Australian *Mining Act,* and undertakes all exploration, reporting and related requirements, up to and including the completion of a bankable feasibility study.

The insider of Ripplesea Pty Ltd., Mr. Harold Mason, is at arm's length to the Issuer.

All the projects are located within the HCO, a 400 kilometres long by 70-100 kilometre wide belt of strongly metamorphosed and deformed volcanic, sedimentary and intrusive Proterozoic rocks which host a wide variety of mineralization styles including Ni-Cu-PGE,

gold and base metals. Australia's most advanced chromitite hosted PGE deposit occurs within the province at the Panton Sill, where a feasibility study is nearing completion. The current resource at Panton Sill stands at 4.3 million ozs PGE+gold. A second feasibility study is also underway on the nearby Sally Malay nickel-copper deposit where an open cut and underground mining operation is scheduled to commence at the end of 2003.

The Aldershot Tenements have a number of interpreted mafic/ultramafic intrusions that require systematic assessment for their Ni-Cu-PGE potential. Initial exploration will involve the compilation of all past work on the project and acquisition and interpretation of relevant geophysical and geological information.

Desk studies carried out for and on behalf of the Company by Thundelarra Exploration Ltd. geologists employing its extensive database of information on the East Kimberley Region of Western Australia have identified important new targets for exploration. Field exploration will commence in the winter months after the monsoon season, and will involve geological mapping and stream sediment sampling of prospective areas outlined from the regional studies.

Debt Settlement

As of August 31, 2002, the Company had Long-term Liabilities amounting to $871,309. The Company reached agreement with the creditors involved settling these Long-term Liabilities. As its final stage in completing its reactivation, the Company has issued an aggregate of 744,932 Series "A" Preferred Shares at a deemed price of $1.00 each share, to various creditors to settle the Company's long-term debt in the amount of $744,932. The Preferred Shares are convertible into common shares of the Company at the rate of four (4) common shares per one (1) Preferred Share over a period of four (4) years from the date of their issuance. For more details of the Preferred Shares see below **"Shares Issued and Outstanding"**.

In addition the Company has settled a debt of $122,377 owing to one creditor with a payment of $30,000 in full and final settlement of that debt. The proposal for the creation of this class of shares was voted on and passed at the Company's annual general/special meeting of shareholders held on July 30, 2002.

Transactions with Related Parties

During the period ended October 31, 2003 management fees amounting to $22,500 (October 31, 2002 - $22,500) were paid to a director and officer of the Company; an undeclared dividend of $29,492 (October 31, 2002 – 3,786) was credited to a director and officer of the Company; interest of nil (October 31, 2002 –$6,800) was paid or credited to a director of the Company, and an undeclared dividend of $20,404 (October 31, 2002 –$2,619) was credited to a director of the Company.

Management

The directors and officers of the Company are as follows:

Jeremy Caddy, President, Chief Executive Officer, Director
Ian M Adam, Chief Financial Officer, Secretary, Director
Jack L Pearl, Director
Michael Clements, Director
Robert M Andrews, Director

Shares Issued and Outstanding

As of October 31, 2003, the Company has 6,469,897 common shares issued and outstanding as fully paid and non-assessable (October 31, 2002 – 6,469,897).

The Company has authorized Series "A" cumulative convertible redeemable Preferred Share capital of 10,000,000 of $1.00 per share par value each. As of October 31, 2003, the Company has issued 744,932 of these shares in retirement of long-term debt. These shares carry a 10% dividend cumulative; are convertible into common shares at the ratio of one Preferred Share for four common shares and are not convertible for the first 12 months and thereafter 25% may be converted every 12 months. The Company can, at any time, redeem all, but not less than all, of the Preferred Shares at a price of $1.00 per share. In the event of such conversion the Company will also pay all outstanding dividends declared or undeclared.

3. Investor Relations

Effective July 24, 2003, the Company entered into a Consulting Services Agreement with Thomas Heinimann, of Suhr, Switzerland, whereby Mr. Heinimann will be providing investor relations services to the Company for a monthly remuneration of $1,000, for a term of six months expiring on December 31, 2003. Regulatory approval for the appointment of Mr Heinimann is required and as at October 31, 2003 no such approval had been received.

Special Resolutions Passed by the Company

Shareholders of the Company have passed no Special Resolutions during the first nine months, ending October 31, 2003, of the current

financial year.

4. **Subsequent Events**

Warrants entitling subscribers to a non-brokered private placement of 1,000,000 Units that closed on November 28, 2001, expired unexercised on November 28, 2003.

Short Form Offering Document

Pursuant to the terms of the Agency Agreement dated November 12, 2003 between Leede Financial Management Inc., (the "*Agent*") and the Company, the Agent agreed to act as the exclusive agent of the Issuer to offer for sale, on a commercially reasonable efforts basis through the facilities of the TSX Venture Exchange, an aggregate of 4,000,000 Units at a price of $0.13 per Unit to raise proceeds of $520,000 by means of a Short Form Offering Document.

The Units

Each Unit is comprised of one Common Share and one One-Half Warrant. Each Warrant entitles the holder thereof to purchase one additional Warrant Share for a period of 18 months after the Closing Day at a price of $0.15 per Warrant Share.

Upon closing of the Offering, the Agent received:

(a) a commission payable in cash equal to 10% of the gross proceeds received by the Issuer from the sale of Units hereunder;

(b) the Agent's Option entitling it to purchase 600,000 Units for a period of eighteen months following the Closing Day at an exercise price of $0.15 per Unit;

(c) a corporate finance fee of $15,000 plus G.S.T. in consideration for the Agent's services in connection with the co-ordination and review of the Offering and the Short Form Offering Document, of which $8,025 (inclusive of GST) had been paid in advance; and

(d) reimbursement of all reasonable expenses related to the Offering, including legal fees, of which a deposit of $7,000 had been paid in advance.

All securities issued to the Agent will be subject to a four month hold period commencing on November 27,2003, the Closing Day. Pursuant to the terms of the Agency Agreement, and subject to the sale of no less than the Offering, the Issuer has granted to the Agent a right of first refusal for a period of 12 months from the Closing Day to provide any further brokered equity or debt financing.

The Offering closed fully subscribed on November 27, 2003.

Net proceeds from the offering amounted to $444,950. After costs associated with the offering a Phase I work program designed to test the features of the IOCG model described above, will be put in place financed out of the net proceeds. The balance of funds remaining will be allocated to finance working capital requirements as necessary. For details of the use of proceeds see "**Financings Principal Purposes and Milestones**". The work program will include follow-up mapping and an IP survey to outline the drill target area. A minimum of 5 reverse circulation drill holes will be sunk to an average depth of 200m each. It is expected that the work program will commence in January 2004.

5. **Financings Principal Purposes and Milestones**

Principal Purposes of the Short Form Offering Document

A description of each of the principal purposes for which the total funds available to the Issuer upon completion of the Short Form Offering Document will be used is as follows:

Principal Purposes	Amount ($)
To pay the costs of the Offering (including legal, filing and printing costs)	45,000
To pay the balance of the Agent's Corporate Finance Fee (including GST)	8,025
To fund the first phase of a recommended exploration program on the Chile Concessions(1) To make property payment for Chile Concessions in order to acquire a 40% interest (US$25,00)	185,438
To make property payment for Chile Concessions in order to acquire a 40% interest (US$25,00)	35,000
General and administration expenses(2). (12 months)	75,000
General working capital purposes (unallocated)	96,925
TOTAL	**$444,950**

(1) The Geological Report prepared by B.J. Price Geological Consultants Inc, of Vancouver, BC, dated September 20, 2001 and filed on the SEDAR website (**www.sedar.com**) contains a breakdown of the recommended exploration program for the Chile Concessions.

(2) General and administration expenses include $2,500 per month payable to a director for management fees and $1,000 per month paid to a director for consulting fees.

The Issuer will use its available funds in the order outlined above.
All proceeds received from the exercise of the Warrants, the Agent's Option, and any warrants or options of the Issuer that are currently outstanding will be added to the general working capital of the Issuer.

If results from the Phase I program are positive, a Phase II program, at an estimated cost of US$200,000 or $310,000 in Canadian funds, will commence after the First Anniversary, which is expected to be during the 2005 field season. This program will further test existing targets using both the diamond and larger diameter reverse circulation drilling techniques. If the Company elects, however, to have the Joint Venture formed on or after the First Anniversary date, then any costs relating to the Phase II program will be borne by the Company, Minera and Int'l, based upon their pro-rata interests in and to the Concessions.

Future Funding

Should the Company receive favourable results from its initial exploration of the Concessions, the Company will require additional financing to exercise the Second and Third Options described above. In such event the Company will consider conducting, through the good offices of Leede Financial Markets Inc., a public offering of its securities.

6. Liquidity and Solvency

The Company's financial statements are prepared on a going concern basis that assumes that the Company will be able to realise assets and discharge liabilities in the normal course of business.

As at October 31, 2003, the Company had positive working capital (deficit) of $(31,775) (October 31, 2002 - $213,378) and an accumulated deficit of $2,632,761 (October 31, 2002 - $2,512,112).

The Company's ability to continue as a going concern depends on it ability to raise additional financing successfully. If the Company is unable to obtain additional financing it may be forced to realise its assets at amounts significantly lower than the current carrying value.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Caddy, President and CEO, Aldershot Resources Ltd (604) 682 6718